Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 13, 2014

Fantex, Inc.

On February 10, 2014, the article attached hereto as Annex A was published online by Monday Morning Quarterback (the “Article”). The Article reference an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offering and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Article represented the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “Selling stock in football players,” and states that, “you can profit from it by buying stock in Vernon Davis.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The Article states, “[Fantex, Inc.] cut a check to San Francisco tight end Vernon Davis for $4 million a couple of weeks ago,” and that, “Davis didn’t have to do anything for the money. It’s his, free and clear, with this one proviso: Ten percent of all the money he makes in football and all football-related ventures (such as working in an NFL broadcast booth or studio after his career) goes back to Fantex.” Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.  The Company intends to finance the purchase price through the offering of 421,100 shares of Fantex Series Vernon Davis at $10 per share.  To date, no payments have been made by the Company to Vernon Davis or The Duke Marketing LLC.  The Company intends to pay Mr. Davis $4 million upon the consummation of this Offering, subject to the terms and conditions of the Brand Contract, a more detailed description of which is available in the Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offering, future brand income under the Company’s Brand Contract with Mr. Davis, longevity of Mr. Davis’s career, results of operations, expectations for the use of the net proceeds from the Offering, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “will,” “would,” “should,” “could,” “goal,” “help build” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Article dated February 10, 2014 Published by the Monday Morning Quarterback

Feb 10, 2014

Monday Morning Quarterback

By Peter King

Selling stock in football players.

So this company has sprouted up called Fantex, and it cut a check to San Francisco tight end Vernon Davis for $4 million a couple of weeks ago. Not that this is earth-shattering, because famous players make all kinds of silly money off the field. But this caught my eye because Davis didn’t have to do anything for the money. It’s his, free and clear, with this one proviso: Ten percent of all the money he makes in football and all football-related ventures (such as working in an NFL broadcast booth or studio after his career) goes back to Fantex—and you can profit from it by buying stock in Vernon Davis. Davis cannot discuss the deal until after the Securities and Exchange Commission approves it.

“The goal,” said Fantex chief executive Buck French, “is to have athletes in all sports. The motivation for them is to build their brand, and that’s the same motivation for us—help them build their brand so they can maximize their personal growth and their income.”

The idea is to find well-rounded players and potential future Michael Strahans and Cris Collinsworths, smart guys who have a lucrative future after they finish playing. Davis is a good candidate. He owns a small San Jose art gallery, sponsors the U.S. Curling Team (he’s in Sochi now), and is looking for more opportunities off the field. Plus, his next contract in San Francisco could pay for much of the $4 million Fantex investment. “Vernon is an intriguing player and person,” French said. Fantex will be in Pittsburgh, Philadelphia, Boston and New York, in order, on Tuesday through Friday of this week so French and other Fantex executives can explain the concept to investors.

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